
September 4, 2012

Via E-mail
Gregg L. Engles
Chief Executive Officer
The WhiteWave Foods Company
2711 North Haskell Ave.
Suite 3400
Dallas, TX 75204

> **Re: The WhiteWave Foods Company**
> **Registration Statement on Form S-1**
> **Filed August 7, 2012**
> **File No. 333-183112**

Dear Mr. Engles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed August 7, 2012

General

1.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this.

2.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

3.   Please provide us with supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of each of the referenced third party reports. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each prospectus claim may be found in the marked supplemental materials. For any such third party report that you have commissioned for use in connection with your registration statement, please obtain and file the third party's consent.

Prospectus Summary, page 3

4.   We note your statement that you have "#1 or #2 positions for all of [y]our core brands." Please revise to clarify what this means, and how such positions are determined.

5.   Please revise to describe the significance of the term "scale brands." We note your related reference at page 6. In addition, please clarify how you intend to "leverage the equity of your core brands." We note your related statement at page 7.

Separation From Dean Foods and Potential Spin-Off, page 8

6.   We note your statement at page 9 that you intend to pay to Dean Foods the net proceeds of this offering "and the related financing transactions." Please revise to clarify, if true, that you will convey to Dean Foods the $800 to $925 million in new indebtedness.

Risk Factors, page 19

Future sales, or the perception of future sales, of our common stock, or a spin-off by Dean Foods of shares of our common stock, may depress the price of our Class A common stock, page 33

7.   We note your disclosure that you will grant registration rights to Dean Foods and its affiliates with respect to shares of your Class A common stock. Please revise to briefly describe how such parties are affiliated with Dean Foods. Please also clarify how Dean Foods and its affiliates may hold Class A common stock.

Gregg L. Engles
The WhiteWave Foods Company
September 4, 2012
Page 3

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 51

(a) Transitional Sales Agreements, page 51

8.   Please clarify for us how you calculated the related party fees pro forma adjustments on pages 48 and 49 and how you determined that the adjustments are factually supportable. As part of your response, clarify for us whether the products under the transition agreement have contractually fixed transition dates and how the transition dates were factored into your calculation of the pro forma adjustments.

9.   Please clarify for us how you determined that it was appropriate to record the related party fees revenue net as an agent during the transitional services period, based on the guidance in FASB ASC 605-45-45. If you are able to support net reporting, tell us how you considered the disclosure in FASB ASC 605-45-50-1 for sales made by the Dean Foods subsidiary.

(a) Sales and Distribution Agreement, page 51

10.   Please explain to us how you determined that the pro forma adjustments to net sales are factually supportable. As part of your response, tell us the new and old pricing methodologies, how you determined the new pricing methodology to be reflective of arm's length, whether the different products under the agreement have contractually fixed terms, and how you utilized the pricing and term information to calculate your pro forma net sales amounts.

(b) Termination of Intellectual Property License Agreement, page 52

11.   We note that you intend to terminate the intellectual property (IP) license agreement with a wholly-owned Dean Foods subsidiary and to transfer to the subsidiary the underlying IP upon completion of this offering. Please clarify for us the carrying value of the IP on your balance sheet, the consideration you expect to receive upon transfer, and how you determined that the IP did not represent a component of an entity (e.g., asset group) that would require reporting as discontinued operations pursuant to FASB ASC 205-20, rather than as pro forma adjustments.

MD&A of Financial Condition and Results of Operations, page 55

Related Party Relationships with Dean Foods, page 57

Commercial Arrangements, page 58

12.   If material, please revise your filing to disclose what percentage of your "various product lines" will continue to be manufactured by Dean Foods for the applicable period in question. If similarly material, provide such information for the sales and distribution agreement also mentioned in this section.

Contractual Obligations and Other Long-Term Liabilities, page 73

13.   We note your statement in footnote (4) that the contractual obligations table excludes the allocated portion of the Dean Foods' debt and the additional indebtedness. For reader clarity, please quantify such amounts. Please also briefly describe why you have excluded the allocated portion of the Dean Foods debt from the table.

Business, page 77

Manufacturing and Distribution, page 86

Sourcing and Supply Chain, page 86

14.   In a manner similar to that provided for your North American segment, please provide comparable sourcing and supply chain information for your European segment.

Certain Relationships and Related Party Transactions, page 139

15.   Please ensure that you disclose all material terms of your agreements with related parties. As examples only, we note your reference to "certain covenants," "certain restrictions" and indemnification for "certain losses" under the employee matters agreement. As another example, please disclose the fees to be paid under the transition services agreement.

Description of Capital Stock, page 148

16.   We note your disclosure regarding the voting rights of the Class B common stock after a spin-off by Dean Foods. Please revise your filing to discuss any material risk that the Class B common stock will continue to have voting rights superior to the voting rights of the Class A common stock after the spin-off.

Where You Can Find More Information, page 167

17.   We note your disclosure that each of the statements in your prospectus about the contents of any contract, agreement, or other document are qualified in all respects by reference to such contract, agreement, or document. Please ensure that you have disclosed all material terms of each such contract, agreement or document, and remove any implication that you may not have done so.

Financial Statements

WWF Operating Company

Consolidated Balance Sheets, page F-6

Consolidated Statements of Operations, page F-7

18.   Please clarify for us how you have considered the guidance in SAB Topics 1:B.3, 4:C and 4:D IRQ1 in the presentation of your balance sheets and your earnings per share, as it relates to your payment to Dean Foods of the net proceeds from this offering and the related financing transactions, and to the "contribution" and "reclassification" transactions as described on pages 8-9.

Note 15: Segment, Geographic and Customer Information, page F-38

19.   We note you disclose that your reportable segments align with how management monitors operating performance, allocates resources and deploys capital. Please further describe to us these factors and how you considered them in your determination that North America is a reportable segment, pursuant to FASB ASC 280-10-50.

20.   Please identify any operating segments that have been aggregated as part of your reportable segments. For all operating segments that have been aggregated, provide us the analysis that you performed in concluding that aggregation is appropriate.

21.   We note you disclose that the president of WhiteWave Foods is the chief operating decision maker (CODM) for your North America reportable segment. Please clarify for us whether the president of WhiteWave Foods reviews sales and profitability information by product, product group and/or brand, and explain to us how you considered this factor in your determination of operating segments, pursuant to FASB ASC 280-10-50. We note examples of your discussions of product and brand sales and profit growth on pages 4 and 5 and pages 78 through 80.

22.   We note from the executive biographies section of your website that there is a president of the Horizon brand and a general manager of the Silk Soymilk brand. Please describe for us how resources are allocated to these brands (e.g. marketing and advertising budget)

and how performance of these brands and managers are assessed. As part of your response, please highlight any participation by the president of WhiteWave Foods.

23.   Please submit to us a copy of the information package(s) provided to the CODM and / or the board of directors, covering all business activities and operating results for the year ended December 31, 2011 and for the second quarter of 2012, plus any additional reports that the CODM relies upon in making resource allocation decisions and assessing performance.

Exhibit Index

24.   We note that certain agreements described in the "Certain Relationships and Related Party Transactions" section of your filing are not listed in your exhibit index. We also note that the license agreements to use certain trademarks, service marks, and trade names are not listed in your exhibit index. Please tell us whether you intend to file such agreements. If you do not intend to file them, please tell us why you believe that you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K. Please also file your employment agreements with your officers.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director

cc: Ms. Erika L. Robinson